NEWS RELEASE	TSX : BZA

AMERICAN BONANZA ANNOUNCES HIGH GRADE GOLD IN
DRILLING AT LA MARTINIERE

April 21, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce important new gold intercepts at its wholly owned La Martiniere gold property located 35 km east of the two-million-ounce Detour Lake gold mine and 30 km west of Bonanza’s Fenelon gold property in Northern Quebec. Gold mineralization at these three properties is controlled by the east-west trending Detour Lake-Fenelon Break – a significant gold trend in the northern Abitibi Greenstone Belt which is host to over 150 million ounces of gold. Bonanza’s properties cover a large portion of the prospective terrain along this Break.

Assays from 4 core holes have been received with assays for another 5 holes pending. These intercepts have confirmed the main gold zone intercepted in previous drilling conducted before 2001 by previous explorers. The best intercepts from previous drilling programs include 14.4 grams per tonne of gold over 4.2 meters, and 9.3 grams per tonne of gold over 0.7 meters, and 9.2 grams per tonne gold over 1.0 meters, and 5.9 grams per tonne of gold over 6.5 meters, as previously announced. Previous drilling was located on wide spaced centers and Bonanza’s drilling is designed to follow-up positive drilling results.

Drill holes MD-06-01 and MD-06-02 confirm the western portion of the gold zone and extend it’s size down dip. Drill hole MD-06-03 confirms previously drilled gold as a twin to MD-99-16. The best intercept received to date from the recently completed drill program is in drill hole MD-06-08, which contains 6.2 grams per tonne of gold over 4.1 meters, including 11.2 grams per tonne of gold over 2.1 meters and 18.7 grams per tonne of gold over 1.0 meters. Drill hole MD-06-08 confirms and expands the gold mineralization previously drilled in and around the previous drill hole MD-99-17. The drilling completed during this phase at La Martiniere consists of a total of 1,407 meters in 9 core holes.

New La Martiniere Gold Intercepts

	From	To	Weighted Average		Weighted Average
Drill Hole #	meters	meters	Grade (g/t Gold)	length meters	Grade (oz/t Gold)	length feet
MD-06-01	124.0	126.0	1.8	2.0	0.05	6.56
	131.6	132.6	1.2	1.0	0.04	3.28
	138.0	138.6	1.0	0.6	0.03	1.97
	160.0	160.6	1.7	0.6	0.05	1.97
MD-06-02	96.4	97.4	2.5	1.0	0.07	3.28
	110.1	111.0	1.8	0.9	0.05	2.79
	116.3	117.3	4.2	1.0	0.12	3.12
MD-06-03	112.6	114.1	3.1	1.6	0.09	5.12
	198.5	199.0	1.3	0.5	0.04	1.64
MD-06-08	24.0	28.1	6.2	4.1	0.18	13.5
Including	26.0	28.1	11.2	2.1	0.33	6.9
Including	27.0	28.1	18.7	1.0	0.55	3.6

Gold mineralization was encountered in all drill holes for which assays have been received. The gold grades shown are uncut; interval lengths are measured along the core axis and are not true widths. Quartz veining was encountered in all 9 core holes associated with anchorite, fuchsite, chlorite, albite, and up to 15% disseminated pyrite in silicified host rock adjacent to veins. These vein minerals are similar to those found at many gold mines in the Abitibi Greenstone Belt and are an encouraging sign for exploration. Vein textures at La Martiniere consist of banding, open-space filling textures, and cross cutting veins, which indicate multiple pulse mineralization – another good sign for exploration for gold in the Abitibi Greenstone Belt. Bonanza geologists have recognized a strong similarity in La Martiniere veins to those observed at the famed high grade Campbell Red Lake mining district where Goldcorp Inc. is currently mining gold at a rate of 600,000 ounces per year.

Assay results for the remaining 5 drill holes in the current drill program will be announced upon completion. Further positive results from this drilling campaign will warrant a second drilling campaign this year, and that drilling campaign will be announced when the decision is made to proceed.

About La Martiniere

The Martiniere property is located 600 km northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 ha. Bonanza’s Fenelon gold project is 30 km to the east and the (plus two million ounce) Detour Lake gold mine is located 35 km to the west. The Matagami poly-metallic mining district is located 75 kilometers east of La Martiniere on the Detour Lake-Fenelon Break.

Previous explorers, International Taurus Resources Inc. and Cyprus Canada Inc. completed 23 holes (4,100 meters) at La Martiniere before 2001, (predating National Instrument 43-101) defining high grade gold intercepts associated with quartz-carbonate veining. The best intercept from that program was 14.4 grams gold over 4.2 meters with the nearest hole 300 meters away. Previous drilling was located on wide spaced centers. The Bonanza’s drill program is designed to test the gold intercepted by previous drilling, to test undrilled geophysical anomalies, and to fill in between previous significant gold intercepts along strike and down dip. The original discovery at La Martiniere was the test of an IP anomaly and other IP anomalies on the property remain to be drill tested.

Qualified Persons
The Fénélon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ) and Denis Tremblay, P. Eng., under the technical supervision of Jean Lafleur, P. Geol. (OGQ), supported by Alain Carrier, P. Geol. (OGQ) and Carl Pelletier, P. Geol., both from Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Jean Lafleur, P. Geol. (OGQ), the Company’s principal consultant for its Quebec projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its high-grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec along with several other prospective properties. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza and a map describing the drilling results announced, please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Ascenta Capital Partners Inc.
Attention:     Bruce Korhonen
Toll free         1-866-684-4743 ext. 30
Email             bruce@ascentacapital.com